6 June 2013	Exhibit 2

TWITTER AND WPP ANNOUNCE GLOBAL STRATEGIC PARTNERSHIP

Unique agreement spans multiple WPP units, including GroupM, Kantar and digital agencies

WPP and Twitter today announced a global strategic partnership that will greatly expand collaboration between the two organisations.

Covering data and analytics, or what we now call data investment management, media investment and social media, the agreement spans several WPP units – including GroupM, the world’s leading media investment management company, Kantar, WPP’s consumer insight business, and digital agencies such as Wunderman.

WPP is committed to working with Twitter to extend the Group’s lead in data-driven marketing. As part of the deal, which was led by WPP’s Data Alliance, WPP companies from a variety of disciplines will increasingly leverage Twitter data across a number of important initiatives to deliver more effective campaigns, enhanced targeting and more real-time insight to clients.

The partnership will see the launch of new data products and services, the integration of Twitter data into key WPP media and analytics platforms, training for staff in the application of these new capabilities and a partnership approach to key clients and markets.

It also reflects, and will help develop, GroupM client investments on Twitter’s platform – particularly in key markets where the service has experienced rapid user growth in recent years, including Western Europe, Japan, Turkey, Mexico and Brazil, in addition to the United States.

Further announcements will be made regarding applications of the partnership in the coming weeks and months.

Sir Martin Sorrell, CEO of WPP, said: “Twitter’s relevance continues to grow – not only as a social platform, but also as a window into consumer attitudes and behaviour in real time. We are delighted to announce this very wide-ranging strategic partnership and to ensure that Twitter data is a key ingredient in many of our disciplines. We look forward to leveraging the platform in a variety of ways for our clients around the world.”

Dick Costolo, CEO of Twitter, said: “We’re excited to forge this global partnership with WPP. As Twitter has grown, marketers are leveraging the platform for brand insights, relevant real-time messaging, and customer research. This partnership will benefit clients by pairing Twitter with WPP’s world-class analytics, targeting, and creative capabilities.”

About WPP

WPP is the world’s largest communications services group with billings of $70.5 billion and revenues of $16.5 billion. Through its operating companies, the Group provides a comprehensive range of advertising and marketing services including advertising & media investment management; consumer insight; public relations and public affairs; branding and identity; healthcare communications; direct, digital, promotion and relationship marketing; and specialist communications. The company employs over 165,000 people (including associates) in over 3,000 offices across 110 countries. The Data Alliance is a new internal WPP unit that focuses on priority data partnerships, platform development and client data strategy. www.wpp.com.

About Twitter

Founded in 2006, Twitter is a real-time information service on which people around the world can post ideas, comments and news, plus photos and videos, in 140 characters or less. The service can be accessed through a variety of methods, including Twitter.com, text messaging, and desktop, mobile, and web applications. Twitter is available in more than 33 languages. Visit www.twitter.com or follow @twitter for more information.

Further information:

WPP

Chris Wade

+44 (0)20 7318 0136; cwade@wpp.com

Twitter

Jim Prosser

press@twitter.com